Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Williams Companies, Inc. 2007 Incentive Plan and The Williams Companies, Inc. 2007 Employee Stock Purchase Plan of our report dated February 26, 2014, except as it relates to the matter discussed under Basis of Presentation – Canada dropdown in Note 1 and Note 18, as to which the date is May 22, 2014, with respect to the consolidated financial statements and schedules of The Williams Companies, Inc., included in its Current Report on Form 8-K dated May 22, 2014, and our report dated February 26, 2014 with respect to the effectiveness of internal control over financial reporting of The Williams Companies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

August 11, 2014